UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the 10th day of December, 2007

Commission File Number 000-29336

ATNA RESOURCES LTD. 510 - 510 Burrard Street Vancouer, B.C., Canada MV6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F       Form 40-F

Indicate by check mark whether the registrant by furnishing the ifnormation contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD. (Registrant)

Date: December 10, 2007	By: /s/ Bonnie Whelan Bonnie Whelan Title: Corporate Secretary

Exhibits

Exhibit No.	Description
99.1	Notice of Articles Dated July 30, 2007
99.2	List of Subsidiaries

EXHIBIT 99.1

Date and Time: July 30, 2007 04:29 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 21, 2007 09:09 AM Pacific Time

Incorporation Number: **BC0278695**

Recognition Date: Incorporated on May 30, 1984

NOTICE OF ARTICLES

Name of Company:
ATNA RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
1600-925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

Delivery Address:
1600-925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1600-925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

Delivery Address:
1600-925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
COULTER, WILLIAM J.

Mailing Address:
2435 QUEENS AVENUE
WEST VANCOUVER, B.C. V7V2Y7

Delivery Address:
2435 QUEENS AVENUE
WEST VANCOUVER, B.C. V7V2Y7

BC0278695 Page: 1 of 2

Last Name, First Name, Middle Name:
DICKSON, GLEN D.

Mailing Address:
2322 KILMARNOCK CRESC.
NORTH VANCOUVER BC V7J2Z2

Delivery Address:
2322 KILMARNOCK CRESC.
NORTH VANCOUVER BC V7J2Z2

Last Name, First Name, Middle Name:
HESKETH, JAMES K.B.

Mailing Address:
65 S. JOYCE STREET
GOLDEN CO USA 80401

Delivery Address:
65 S. JOYCE STREET
GOLDEN CO USA 80401

Last Name, First Name, Middle Name:
WATKINS, DAVID H.

Mailing Address:
1717 SASAMAT STREET
VANCOUVER BC V6R4S3

Delivery Address:
1717 SASAMAT STREET
VANCOUVER BC V6R4S3

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

BC0278695 Page: 2 of 2

EXHIBIT 99.2

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation

Atna Resources Inc. Arizona Acquisition Ltd.	Nevada Delaware